Exhibit 1.1

Amendment to the Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc.

ARTICLES OF AMENDMENT OF THE AMENDED AND RESTATED

ARTICLES OF INCORPORATION OF

NAVIOS MARITIME HOLDINGS, INC.

UNDER SECTION 90 OF THE BUSINESS CORPORATIONS ACT

I, Angeliki Frangou, Chief Executive Officer of Navios Maritime Holdings Inc., a corporation incorporated under the laws of the Republic of the Marshall Islands, for the purpose of amending the Articles of Incorporation of said Corporation hereby certify:

1.	The name of the Corporation is: Navios Maritime Holdings Inc.

2.

The Articles of Incorporation were originally filed with the Registrar of Corporations under the laws of the Republic of The Marshall Islands on November 19, 2002, as amended and restated on December 5, 2002 and as amended on each of April 23, 2003 and February 16, 2005, and as further amended and restated on August 25, 2005 and January 10, 2007 (the “Articles”).

3.	Article Four of the Amended and Restated Articles of Incorporation is hereby amended by adding the following immediately following the last paragraph of such article:

“Effective as 5:01 p.m., Marshall Islands time on January 3, 2019 (12:01 a.m., New York City time on January 3, 2019, every ten (10) shares of common stock of the Corporation then issued and outstanding shall, automatically and without any action on the part of the respective holders thereof, be combined, converted, and changed into one (1) share of common stock of the Corporation (the “Reverse Stock Split”); provided, however, that the number and par value of shares of Common Stock and the number and par value of shares of Preferred Stock authorized pursuant to this Article Four shall not be altered. No fractional shares shall be issued upon the Reverse Stock Split.

Stockholders of record who otherwise would be entitled to receive fractional shares of Common Stock as a consequence of the Reverse Stock Split will be entitled, upon surrender to the exchange agent of certificates representing such shares of our Common Stock or, in the case of non-certificated shares of Common Stock, such proof of ownership as required by the exchange agent, to a cash payment in lieu thereof at a price equal to the fraction to which the stockholder would otherwise be entitled multiplied by the average of the closing price per share of our common stock on the New York Stock Exchange for the five (5) consecutive trading days immediately preceding the Effective Date, as adjusted for the Reverse Stock Split as appropriate or, if such price is not available, a price to be determined by the Board of Directors.”

4.	The amendment to the Articles of Incorporation was authorized by vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have executed this Amendment to the Articles of Incorporation this 26th day of December, 2018.

/s/ Angeliki Frangou
Angeliki Frangou